Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Osisko Development Corp. (the "Corporation") 1100 Avenue des Canadiens-des-Montréal, Suite 300 Montréal, Québec, H3B 2S2

Item 2	Date of Material Change

July 21, 2025

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Corporation through GlobeNewswire on July 21, 2025 and filed on SEDAR+ (www.sedarplus.ca) under the Corporation's issuer profile on July 21, 2025.

Item 4	Summary of Material Change

On July 21, 2025, the Corporation entered into a credit agreement (the "Credit Agreement") with funds advised by Appian Capital Advisory Limited ("Appian") with respect to a senior secured project loan credit facility (the "Credit Facility") totaling US$450 million for the development and construction of its Cariboo Gold Project located in British Columbia (the "Cariboo Project").

Item 5	Full Description of Material Change

On July 21, 2025, the Corporation entered into the Credit Agreement with Appian relating to the Credit Facility. The Credit Facility is structured in two tranches aligned with the Cariboo Project's planned development timeline. An initial draw of US$100 million (the "Initial Draw") was completed and will be used to: (i) undertake a 13,000-meter infill drill campaign to further de-risk the Cariboo Project's mine planning assumptions; (ii) fund pre-construction and construction activities for the development of the Cariboo Project; (iii) repay the Corporation's existing outstanding US$25 million term loan with National Bank of Canada, maturing in October 2025; and (iv) support the Cariboo Project's general working capital requirements.

The key terms of the Credit Facility are summarized below.

•	Credit Limit: US$450 million senior secured credit facility, through the Corporation's wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("Barkerville").

o	Initial Draw: US$100 million drawn at closing (July 21, 2025).

o	Subsequent Draws: US$350 million to be drawn in up to four subsequent tranches, will be available for a period of up to 36 months after the close of the Initial Draw subject to the satisfaction of certain project milestones and customary conditions (the "Subsequent Draws"), with each advance in the minimum amount of at least US$50 million.

•	Term and Maturity: The Credit Facility matures on July 21, 2033 or 8.0 years from closing. If the Corporation does not elect to make any Subsequent Draws, the Credit Facility will mature on July 21, 2028 or 3.0 years from closing in respect of the Initial Draw.

•	Interest Rate:

o	Interest accrued on the Initial Draw will be payable quarterly in arrears equal to the 3-month Secured Overnight Financing Rate ("SOFR"), plus adjustment of 0.10% per annum, and plus a margin of 9.50% per annum (subject to a 2.00% SOFR floor).

▪	For the first 12 months following closing, the Corporation has the option to pay up to 100% of the accrued interest in cash or in kind ("PIK"). Any PIK amount will be added to the principal balance. Thereafter, and prior to any Subsequent Draws, up to 50% of the interest may be payable in kind at the Corporation's election.

o	Any funds drawn in excess of the Initial Draw will cause the Credit Facility to step down to a 3-month SOFR, plus a margin of 0.10% per annum, and 7.50% per annum (subject to 2.00% SOFR floor). At such time and henceforth, all interest will be payable quarterly in arrears in cash.

•	Use of Proceeds: The Credit Facility will be used to (i) repay outstanding debt under the existing National Bank of Canada credit facility, and (ii) fund pre-construction activities, development, construction, operation and working capital requirements of the Cariboo Gold Project and Barkerville.

•	Prepayments: The Credit Agreement contains terms and conditions with respect to the Credit Facility customary for a transaction of this nature.

•	Security: The obligations under the Credit Facility are guaranteed by the Corporation pursuant to a limited recourse guarantee and secured by a first-ranking security interest against all of the shares of Barkerville held by the Corporation. Additionally, the obligations are secured by a first-ranking security interest over all present and future assets and property of Barkerville.

•	Fees: The Credit Facility bears customary upfront and standby fees for a facility of this nature.

•	Warrants: In connection with the Credit Facility, the Corporation granted Appian 5,625,031 non-transferrable common share purchase warrants (the "Warrants"). Each Warrant entitles Appian to purchase one common share of the Corporation (each, a "Common Share") at an exercise price of $4.43 per Common Share on or prior to July 21, 2028 (3.0 years from closing). The Corporation may, at its option, repurchase the Warrants from time to time at a price equal to their Black–Scholes valuation. The Warrants are subject to an applicable statutory hold period under Canadian securities laws.

•	Representations, Warranties and Covenants: The Credit Agreement contains terms and conditions with respect to the Credit Facility customary for a transaction of this nature.

The summary of the key terms of the Credit Facility above is qualified in its entirety by the full text of the Credit Agreement dated July 21, 2025 among Barkerville, Appian, TSX Trust Corporation as collateral agent, and Appian ODV (Jersey) Ltd, as administrative agent, a copy of which is available on SEDAR+ (www.sedarplus.ca) under the Corporation's issuer profile.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Sean Roosen Chair and Chief Executive Officer Osisko Development Corp. Telephone: (514) 940-0685

Item 9	Date of Report

July 31, 2025

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this material change report may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", "objective", "strategy", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to advancement and development of the Cariboo Project, the use of proceeds of the funds drawn down from the Credit Facility, the impact of the Credit Facility on the Corporation and its financial position and allocation, the contemplated work plan and activities at the Cariboo Project and the timing, scope and results thereof and associated costs thereto, the ability and timing of the Corporation to reach commercial production (if at all),and the ability and timing of the Corporation to fulfill the conditions for subsequent advances under the Credit Facility and therefore draw the balance of the Credit Facility and the ability of the Corporation to raise or arrange the remaining funding required to complete the construction of the Cariboo Project. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks associated with fulfilling the conditions to a subsequent advance under the Credit Facility; the ability of the Corporation to comply with covenants under the Credit Facility; risks related to exploration and potential development, construction and operation of the Cariboo Project; the accuracy of the estimated costs for the development activities at the Cariboo Project and risks relating to cost overruns; the ability to seek additional funding (including project financing) for the Cariboo Project; business and economic conditions in the mining industry generally; fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; and other risk factors facing the Corporation as disclosed in the Corporation's most recent annual information form, financial statement and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and SEC's EDGAR website (www.sec.gov) under the Corporation's issuer profile.

Although the Corporation believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.